Filed Pursuant to Rule 433

Registration Nos. 333-226056

and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

February 17, 2021

Issuer:	NextEra Energy Capital Holdings, Inc.
Designation:	Floating Rate Debentures, Series due February 22, 2023
Registration Format:	SEC Registered
Principal Amount:	$1,650,000,000
Date of Maturity:	February 22, 2023
Interest Payment Dates:	Quarterly in arrears on February 22, May 22, August 22 and November 22 of each year, beginning May 22, 2021
Coupon Rate:	Floating rate based on the Three-Month LIBOR Rate plus 0.27%; reset quarterly on each February 22, May 22, August 22 and November 22 of each year, beginning May 22, 2021. The coupon rate that will be in effect on the Settlement Date will be determined on February 18, 2021.
Price to Public:	100% of the principal amount thereof
Redemption:	Redeemable at any time on or after August 22, 2021, in whole or in part, at 100% of the principal amount, plus any accrued and unpaid interest
Trade Date:	February 17, 2021
Settlement Date:*	February 22, 2021
CUSIP / ISIN Number:	65339K BT6/US65339KBT60

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Joint Book-Running Managers:

J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.

Co-Manager:

WR Securities, LLC

Junior Co-Managers:

Cabrera Capital Markets LLC
Drexel Hamilton, LLC

*        It is expected that delivery of the Debentures will be made against payment therefor on or about February 22, 2021, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**        A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533; MUFG Securities Americas Inc. toll-free at (877) 649-6848; and SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856.